Exhibit 99.3

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended September 30, 2011

(Canadian Dollars)

CONSOLIDATED STATEMENTS OF EARNINGS AND
COMPREHENSIVE INCOME (unaudited)

For the period ended September 30,		Three Months Ended		Nine Months Ended
($ millions, except per share amounts)		2011	2010	2011	2010

Gross Sales	(Note 1)	3,989	3,069	11,705	9,619
Less: Royalties		131	107	338	341
Revenues		3,858	2,962	11,367	9,278
Expenses	(Note 1)
Purchased product		2,348	1,849	6,559	5,511
Transportation and blending		294	213	973	795
Operating		340	315	1,020	979
Production and mineral taxes		9	8	27	26
(Gain) loss on risk management	(Note 22)	(460)	(147)	(478)	(522)
		1,327	724	3,266	2,489
Depreciation, depletion and amortization		318	318	912	978
		1,009	406	2,354	1,511
General and administrative		38	47	206	157
Finance costs	(Note 5)	112	132	335	378
Interest income	(Note 6)	(31)	(35)	(94)	(110)
Foreign exchange (gain) loss, net	(Note 7)	85	(24)	56	(23)
(Gain) loss on divestiture of assets	(Note 14)	-	(105)	(3)	(119)
Other (income) loss, net		1	-	1	(1)
Earnings Before Income Tax		804	391	1,853	1,229
Income tax expense	(Note 8)	294	96	641	226
Net Earnings		510	295	1,212	1,003
Other Comprehensive Income (Loss), Net of Tax
Foreign Currency Translation Adjustment		100	79	73	97
Comprehensive Income		610	374	1,285	1,100

Net Earnings per Common Share	(Note 23)
Basic		0.68	0.39	1.61	1.33
Diluted		0.67	0.39	1.60	1.33

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	2	For the period ended September 30, 2011

CONSOLIDATED BALANCE SHEETS (unaudited)

As at ($ millions)		September 30, 2011	December 31, 2010	January 1, 2010 (Note 25)

Assets
Current Assets
Cash and cash equivalents		358	300	155
Accounts receivable and accrued revenues		1,206	1,059	982
Income tax receivable		31	31	40
Current portion of Partnership Contribution Receivable	(Note 10)	376	346	345
Inventories	(Note 11)	1,213	880	875
Risk management	(Note 22)	392	163	60
Assets held for sale	(Note 9)	65	65	-
		3,641	2,844	2,457
Property, Plant and Equipment, net	(Notes 1,12)	13,685	12,627	12,049
Exploration and Evaluation Assets	(Notes 1,13)	822	713	580
Partnership Contribution Receivable	(Note 10)	1,957	2,145	2,621
Risk Management	(Note 22)	80	43	1
Other Assets	(Note 15)	43	281	192
Goodwill	(Note 1)	1,132	1,132	1,146
Deferred Income Taxes		-	55	3
Total Assets		21,360	19,840	19,049

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		2,084	1,843	1,605
Income tax payable		263	154	-
Current portion of Partnership Contribution Payable	(Note 10)	374	343	340
Short-term borrowings	(Note 16)	14	-	-
Risk management	(Note 22)	7	163	70
Liabilities related to assets held for sale	(Note 9)	8	7	-
		2,750	2,510	2,015
Long-Term Debt	(Note 17)	3,603	3,432	3,656
Partnership Contribution Payable	(Note 10)	1,990	2,176	2,650
Risk Management	(Note 22)	6	10	4
Decommissioning Liabilities	(Note 18)	1,515	1,399	1,185
Other Liabilities	(Note 19)	113	346	246
Deferred Income Taxes		2,079	1,572	1,484
		12,056	11,445	11,240
Shareholders’ Equity		9,304	8,395	7,809
Total Liabilities and Shareholders’ Equity		21,360	19,840	19,049

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	3	For the period ended September 30, 2011

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited)

($ millions)	Share Capital (Note 20)	Paid in Surplus	Retained Earnings	AOCI	*	Total

Balance as at January 1, 2010	3,681	4,083	45	-		7,809
Net earnings	-	-	1,003	-		1,003
Common shares issued under option plans	12	-	-	-		12
Dividends on common shares	-	-	(450)	-		(450)
Other comprehensive income (loss)	-	-	-	97		97
Balance as at September 30, 2010	3,693	4,083	598	97		8,471

Balance as at December 31, 2010	3,716	4,083	525	71		8,395
Net earnings	-	-	1,212	-		1,212
Common shares issued under option plans	59	-	-	-		59
Dividends on common shares	-	-	(452)	-		(452)
Stock-based compensation expense	-	17	-	-		17
Other comprehensive income (loss)	-	-	-	73		73
Balance as at September 30, 2011	3,775	4,100	1,285	144		9,304

* Accumulated Other Comprehensive Income

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	4	For the period ended September 30, 2011

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the period ended September 30,		Three Months Ended		Nine Months Ended
($ millions)		2011	2010	2011	2010

Operating Activities
Net earnings		510	295	1,212	1,003
Depreciation, depletion and amortization		318	318	912	978
Deferred income tax	(Note 8)	258	66	551	166
Unrealized (gain) loss on risk management	(Note 22)	(381)	(62)	(422)	(321)
Unrealized foreign exchange (gain) loss	(Note 7)	63	(38)	1	(39)
(Gain) loss on divestiture of assets	(Note 14)	-	(105)	(3)	(119)
Unwinding of discount on decommissioning liabilities	(Notes 5,18)	19	18	56	58
Other		6	17	118	41
		793	509	2,425	1,767
Net change in other assets and liabilities		(17)	(13)	(62)	(41)
Net change in non-cash working capital		145	149	(42)	210
Cash From Operating Activities		921	645	2,321	1,936

Investing Activities
Capital expenditures – property, plant and equipment	(Note 12)	(593)	(423)	(1,498)	(1,261)
Capital expenditures – exploration and evaluation assets	(Note 13)	(39)	(60)	(341)	(191)
Proceeds from divestiture of assets	(Note 14)	-	168	8	312
Net change in investments and other		1	1	(21)	3
Net change in non-cash working capital		48	15	(7)	(2)
Cash (Used in) Investing Activities		(583)	(299)	(1,859)	(1,139)

Net Cash Provided (Used) before Financing Activities		338	346	462	797

Financing Activities
Net issuance (repayment) of short-term borrowings		(87)	(142)	(3)	22
Net issuance (repayment) of revolving long-term debt		-	-	-	(58)
Issuance of common shares		6	4	44	11
Dividends on common shares	(Note 23)	(150)	(150)	(452)	(450)
Other		(3)	-	(3)	-
Cash From (Used in) Financing Activities		(234)	(288)	(414)	(475)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		9	(3)	10	(13)
Increase (Decrease) in Cash and Cash Equivalents		113	55	58	309
Cash and Cash Equivalents, Beginning of Period		245	409	300	155
Cash and Cash Equivalents, End of Period		358	464	358	464

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	5	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. (“Cenovus” or the “Company”) is in the business of the development, production and marketing of crude oil, natural gas and natural gas liquids (“NGLs”) in Canada with refining operations in the United States (“U.S.”).

Cenovus began independent operations on December 1, 2009, as a result of the plan of arrangement (“Arrangement”) involving Encana Corporation (“Encana”) whereby Encana was split into two independent energy companies, one a natural gas company, Encana and the other an oil company, Cenovus.  In connection with the Arrangement, Encana common shareholders received one share in each of the new Encana and Cenovus in exchange for each Encana share held.

Cenovus was incorporated under the Canada Business Corporations Act and its shares are publicly traded on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges.  The executive and registered office is located at #4000, 421 – 7th Avenue S.W., Calgary, Alberta, Canada, T2P 4K9. Information on the Company’s basis of presentation for these financial statements is found in Note 2.

The Company’s reportable segments are as follows:

•                   Oil Sands, which consists of Cenovus’s producing bitumen assets at Foster Creek and Christina Lake, heavy oil assets at Pelican Lake, new resource play assets such as Narrows Lake, Grand Rapids and Telephone Lake, and the Athabasca natural gas assets. Certain of the Company’s operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

•                   Conventional, which includes the development and production of conventional crude oil, natural gas and NGLs in Alberta and Saskatchewan, notably the carbon dioxide sequestration project at Weyburn, and the Bakken and Lower Shaunavon crude oil properties.

•                   Refining and Marketing, which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by ConocoPhillips. This segment also markets Cenovus’s crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

•                   Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative and financing activities.  As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventory.

The tabular financial information which follows presents the segmented information first by segment, then by product and geographic location.  Capital expenditures are summarized at the end of the note.

Cenovus Energy Inc.	6	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Results of Operations (For the Three Months Ended September 30,)

	Oil Sands		Conventional		Refining and Marketing
	2011	2010	2011	2010	2011	2010

Gross Sales	754	603	553	526	2,691	1,970
Less: Royalties	82	67	49	40	-	-
Revenues	672	536	504	486	2,691	1,970
Expenses
Purchased product	-	-	-	-	2,357	1,879
Transportation and blending	263	185	31	28	-	-
Operating	108	90	121	109	112	117
Production and mineral taxes	-	-	9	8	-	-
(Gain) loss on risk management	(12)	(13)	(51)	(72)	(16)	-
Operating Cash Flow	313	274	394	413	238	(26)
Depreciation, depletion and amortization	93	92	195	202	20	16
Segment Income (Loss)	220	182	199	211	218	(42)

			Corporate and Eliminations		Consolidated
			2011	2010	2011	2010
Gross Sales			(9)	(30)	3,989	3,069
Less: Royalties			-	-	131	107
Revenues			(9)	(30)	3,858	2,962
Expenses
Purchased product			(9)	(30)	2,348	1,849
Transportation and blending			-	-	294	213
Operating			(1)	(1)	340	315
Production and mineral taxes			-	-	9	8
(Gain) loss on risk management			(381)	(62)	(460)	(147)
			382	63	1,327	724
Depreciation, depletion and amortization			10	8	318	318
Segment Income (Loss)			372	55	1,009	406
General and administrative			38	47	38	47
Finance costs			112	132	112	132
Interest income			(31)	(35)	(31)	(35)
Foreign exchange (gain) loss, net			85	(24)	85	(24)
(Gain) loss on divestiture of assets			-	(105)	-	(105)
Other (income) loss, net			1	-	1	-
			205	15	205	15
Earnings Before Income Tax					804	391
Income tax expense					294	96
Net Earnings					510	295

Cenovus Energy Inc.	7	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Upstream Product Information (For the Three Months Ended September 30,)

	Crude Oil and NGLs
		Oil Sands	Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	736	584	339	287	1,075	871
Less: Royalties	82	65	46	35	128	100
Revenues	654	519	293	252	947	771
Expenses
Transportation and blending	263	185	23	18	286	203
Operating	103	84	61	48	164	132
Production and mineral taxes	-	-	7	7	7	7
(Gain) loss on risk management	(8)	(7)	(7)	(4)	(15)	(11)
Operating Cash Flow	296	257	209	183	505	440

	Natural Gas
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	17	17	211	236	228	253
Less: Royalties	-	-	3	5	3	5
Revenues	17	17	208	231	225	248
Expenses
Transportation and blending	-	-	8	10	8	10
Operating	4	5	59	58	63	63
Production and mineral taxes	-	-	2	1	2	1
(Gain) loss on risk management	(4)	(6)	(44)	(68)	(48)	(74)
Operating Cash Flow	17	18	183	230	200	248

	Other
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	1	2	3	3	4	5
Less: Royalties	-	2	-	-	-	2
Revenues	1	-	3	3	4	3
Expenses
Transportation and blending	-	-	-	-	-	-
Operating	1	1	1	3	2	4
Production and mineral taxes	-	-	-	-	-	-
(Gain) loss on risk management	-	-	-	-	-	-
Operating Cash Flow	-	(1)	2	-	2	(1)

	Total
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	754	603	553	526	1,307	1,129
Less: Royalties	82	67	49	40	131	107
Revenues	672	536	504	486	1,176	1,022
Expenses
Transportation and blending	263	185	31	28	294	213
Operating	108	90	121	109	229	199
Production and mineral taxes	-	-	9	8	9	8
(Gain) loss on risk management	(12)	(13)	(51)	(72)	(63)	(85)
Operating Cash Flow	313	274	394	413	707	687

Cenovus Energy Inc.	8	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Results of Operations (For the Nine Months Ended September 30,)

	Oil Sands		Conventional		Refining and Marketing
	2011	2010	2011	2010	2011	2010

Gross Sales	2,340	2,024	1,717	1,769	7,698	5,918
Less: Royalties	190	206	148	135	-	-
Revenues	2,150	1,818	1,569	1,634	7,698	5,918
Expenses
Purchased product	-	-	-	-	6,609	5,603
Transportation and blending	869	694	104	101	-	-
Operating	321	277	351	328	349	376
Production and mineral taxes	-	-	27	26	-	-
(Gain) loss on risk management	49	(11)	(102)	(178)	(3)	(12)
Operating Cash Flow	911	858	1,189	1,357	743	(49)
Depreciation, depletion and amortization	254	281	575	612	54	61
Segment Income (Loss)	657	577	614	745	689	(110)

	Corporate and Eliminations		Consolidated
	2011	2010	2011	2010

Gross Sales	(50)	(92)	11,705	9,619
Less: Royalties	-	-	338	341
Revenues	(50)	(92)	11,367	9,278
Expenses
Purchased product	(50)	(92)	6,559	5,511
Transportation and blending	-	-	973	795
Operating	(1)	(2)	1,020	979
Production and mineral taxes	-	-	27	26
(Gain) loss on risk management	(422)	(321)	(478)	(522)
	423	323	3,266	2,489
Depreciation, depletion and amortization	29	24	912	978
Segment Income (Loss)	394	299	2,354	1,511
General and administrative	206	157	206	157
Finance costs	335	378	335	378
Interest income	(94)	(110)	(94)	(110)
Foreign exchange (gain) loss, net	56	(23)	56	(23)
(Gain) loss on divestiture of assets	(3)	(119)	(3)	(119)
Other (income) loss, net	1	(1)	1	(1)
	501	282	501	282
Earnings Before Income Tax			1,853	1,229
Income tax expense			641	226
Net Earnings			1,212	1,003

Cenovus Energy Inc.	9	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Upstream Product Information (For the Nine Months Ended September 30,)

			Crude Oil and NGLs
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	2,286	1,955	1,076	930	3,362	2,885
Less: Royalties	189	198	139	121	328	319
Revenues	2,097	1,757	937	809	3,034	2,566
Expenses
Transportation and blending	868	693	78	67	946	760
Operating	301	256	175	151	476	407
Production and mineral taxes	-	-	19	22	19	22
(Gain) loss on risk management	61	5	30	(1)	91	4
Operating Cash Flow	867	803	635	570	1,502	1,373

			Natural Gas
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	47	59	633	829	680	888
Less: Royalties	1	6	9	14	10	20
Revenues	46	53	624	815	670	868
Expenses
Transportation and blending	1	1	26	34	27	35
Operating	17	17	173	173	190	190
Production and mineral taxes	-	-	8	4	8	4
(Gain) loss on risk management	(12)	(16)	(132)	(177)	(144)	(193)
Operating Cash Flow	40	51	549	781	589	832

			Other
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	7	10	8	10	15	20
Less: Royalties	-	2	-	-	-	2
Revenues	7	8	8	10	15	18
Expenses
Transportation and blending	-	-	-	-	-	-
Operating	3	4	3	4	6	8
Production and mineral taxes	-	-	-	-	-	-
(Gain) loss on risk management	-	-	-	-	-	-
Operating Cash Flow	4	4	5	6	9	10

			Total
	Oil Sands		Conventional		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	2,340	2,024	1,717	1,769	4,057	3,793
Less: Royalties	190	206	148	135	338	341
Revenues	2,150	1,818	1,569	1,634	3,719	3,452
Expenses
Transportation and blending	869	694	104	101	973	795
Operating	321	277	351	328	672	605
Production and mineral taxes	-	-	27	26	27	26
(Gain) loss on risk management	49	(11)	(102)	(178)	(53)	(189)
Operating Cash Flow	911	858	1,189	1,357	2,100	2,215

Cenovus Energy Inc.	10	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Geographic Information

The Refining and Marketing segment operates in both Canada and the U.S. Both of Cenovus’s refining facilities are located and carry on business in the U.S. The marketing of Cenovus’s crude oil and natural gas produced in Canada, as well as the third party purchases and sales of product is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business.

(For the Three Months Ended September 30,)

			Refining and Marketing
	Canada (Marketing)		United States (Refining)		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	470	386	2,221	1,584	2,691	1,970
Less: Royalties	-	-	-	-	-	-
Revenues	470	386	2,221	1,584	2,691	1,970
Expenses
Purchased product	461	380	1,896	1,499	2,357	1,879
Operating	4	-	108	117	112	117
(Gain) loss on risk management	-	-	(16)	-	(16)	-
Operating Cash Flow	5	6	233	(32)	238	(26)
Depreciation, depletion and amortization	-	3	20	13	20	16
Segment Income (Loss)	5	3	213	(45)	218	(42)

(For the Nine Months Ended September 30,)

			Refining and Marketing
		Canada (Marketing)	United States (Refining)		Total
	2011	2010	2011	2010	2011	2010

Gross Sales	1,405	1,206	6,293	4,712	7,698	5,918
Less: Royalties	-	-	-	-	-	-
Revenues	1,405	1,206	6,293	4,712	7,698	5,918
Expenses
Purchased product	1,380	1,186	5,229	4,417	6,609	5,603
Operating	17	10	332	366	349	376
(Gain) loss on risk management	-	(3)	(3)	(9)	(3)	(12)
Operating Cash Flow	8	13	735	(62)	743	(49)
Depreciation, depletion and amortization	-	8	54	53	54	61
Segment Income (Loss)	8	5	681	(115)	689	(110)

Total Capital Expenditures

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2011	2010	2011	2010

Capital
Oil Sands	306	185	950	553
Conventional	193	136	458	306
Refining and Marketing	101	147	320	517
Corporate	31	11	92	38
	631	479	1,820	1,414
Acquisition Capital
Oil Sands	-	2	4	20
Conventional	1	2	15	18
Refining and Marketing	-	-	-	-
Corporate	-	-	3	-
Total	632	483	1,842	1,452

Cenovus Energy Inc.	11	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

1.  DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES (continued)

Property, Plant and Equipment, Exploration and Evaluation Assets, Goodwill and Total Assets

By Segment

	Property, Plant and Equipment			Exploration and Evaluation Assets
As at	September 30, 2011	December 31, 2010	January 1, 2010	September 30, 2011	December 31, 2010	January 1, 2010

Oil Sands	5,893	5,219	4,870	626	570	452
Conventional	4,323	4,409	4,645	196	143	128
Refining and Marketing	3,261	2,853	2,418	-	-	-
Corporate and Eliminations	208	146	116	-	-	-
Consolidated	13,685	12,627	12,049	822	713	580

	Goodwill			Total Assets
As at	September 30, 2011	December 31, 2010	January 1, 2010	September 30, 2011	December 31, 2010	January 1, 2010

Oil Sands	739	739	739	10,125	9,487	9,426
Conventional	393	393	407	5,163	5,186	5,453
Refining and Marketing	-	-	-	4,871	4,282	3,669
Corporate and Eliminations	-	-	-	1,201	885	501
Consolidated	1,132	1,132	1,146	21,360	19,840	19,049

By Geographic Region

	Property, Plant and Equipment			Exploration and Evaluation Assets
As at	September 30, 2011	December 31, 2010	January 1, 2010	September 30, 2011	December 31, 2010	January 1, 2010

Canada	10,424	9,774	9,645	822	713	580
United States	3,261	2,853	2,404	-	-	-
Consolidated	13,685	12,627	12,049	822	713	580

	Goodwill			Total Assets
As at	September 30, 2011	December 31, 2010	January 1, 2010	September 30, 2011	December 31, 2010	January 1, 2010

Canada	1,132	1,132	1,146	16,742	15,906	15,669
United States	-	-	-	4,618	3,934	3,380
Consolidated	1,132	1,132	1,146	21,360	19,840	19,049

2.   BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The interim Consolidated Financial Statements of Cenovus have been prepared using the historical cost convention except for the revaluation of certain non-current assets and financial instruments. These Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) and International Financial Reporting Standard 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  These interim Consolidated Financial Statements have been prepared using the accounting policies the Company expects to adopt in its Consolidated Financial Statements as at and for the year ending December 31, 2011.

Cenovus Energy Inc.	12	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

2.   BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE (continued)

The preparation of these interim Consolidated Financial Statements resulted in changes to the Company’s accounting policies as presented in the Consolidated Financial Statements for the year ended December 31, 2010 prepared under Canadian generally accepted accounting principles (“previous GAAP”).  The Company’s accounting policies have been applied consistently to all years presented in these interim Consolidated Financial Statements with the exception of certain IFRS 1 exemptions the Company applied in its transition from previous GAAP to International Financial Reporting Standards (“IFRS”) as discussed in Note 25.  These Consolidated Financial Statements include all necessary disclosures required for interim financial statements but do not include all of the necessary disclosures required for annual financial statements.  Therefore, these interim Consolidated Financial Statements should be read in conjunction with the Cenovus annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2010 and the annual disclosures and accounting policies included in the interim Consolidated Financial Statements as at and for the three months ended March 31, 2011.

The standards that will be effective or available for voluntary early adoption in the financial statements for the year ending December 31, 2011 are subject to change and may be affected by additional interpretation(s).  Accordingly, the accounting policies will be finalized when the first annual IFRS financial statements are prepared for the year ending December 31, 2011. The accounting policies the Company expects to adopt in its financial statements as at and for the year ended December 31, 2011 are disclosed in Note 3 of the Company’s interim Consolidated Financial Statements as at and for the three months ended March 31, 2011.

These interim Consolidated Financial Statements of Cenovus were authorized for issuance in accordance with a resolution of the Audit Committee effective October 26, 2011.

Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2011.

3.  RECENT ACCOUNTING PRONOUNCEMENTS

Joint Arrangements and Off Balance Sheet Activities

In May 2011, the IASB issued the following new and amended standards:

•                   IFRS 10, “Consolidated Financial Statements” (“IFRS 10”) replaces IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) and Standing Interpretations Committee (“SIC”) 12, “Consolidation – Special Purpose Entities”. IFRS 10 revises the definition of control and focuses on the need to have power and variable returns for control to be present. IFRS 10 provides guidance on participating and protective rights and also addresses the notion of “de facto” control. It also includes guidance related to an investor with decision making rights to determine if it is acting as a principal or agent.

•                   IFRS 11, “Joint Arrangements” (“IFRS 11”) replaces IAS 31, “Interest in Joint Ventures” (“IAS 31”) and SIC 13, “Jointly Controlled Entities – Non-Monetary Contributions by Venturers”. IFRS 11 defines a joint arrangement as an arrangement where two or more parties have joint control.  A joint arrangement is classified as either a “joint operation” or a “joint venture” depending on the facts and circumstances. A joint operation is a joint arrangement where the parties that have joint control have rights to the assets and obligations for the liabilities, related to the arrangement.  A joint operator accounts for its share of the assets, liabilities, revenues and expenses of the joint arrangement. A joint venturer has the rights to the net assets of the arrangement and accounts for the arrangement as an investment using the equity method.

Cenovus Energy Inc.	13	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

3.  RECENT ACCOUNTING PRONOUNCEMENTS (continued)

•      IFRS 12, “Disclosure of Interest in Other Entities” (“IFRS 12”) replaces the disclosure requirements previously included in IAS 27, IAS 31, and IAS 28, “Investments in Associates”.  It sets out the extensive disclosure requirements relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that helps users of its financial statements evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial statements.

•                   IAS 27, “Separate Financial Statements” has been amended to conform to the changes made in IFRS 10 but retains the current guidance for separate financial statements.

•                   IAS 28, “Investments in Associates and Joint Ventures” has been amended to conform to the changes made in IFRS 10 and IFRS 11.

The above standards are effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted, providing the five standards are adopted concurrently. The Company is currently evaluating the impact of adopting these standards on its Consolidated Financial Statements.

Employee Benefits

In June 2011, the IASB amended IAS 19, “Employee Benefits” (“IAS 19”).  The amendment eliminates the option to defer the recognition of actuarial gains and losses, commonly known as the corridor approach, rather it requires an entity to recognize actuarial gains and losses in Other Comprehensive Income (“OCI”) immediately. In addition, the net change in the defined benefit liability or asset must be disaggregated into three components: service cost, net interest and remeasurements. Service cost and net interest will continue to be recognized in net earnings while remeasurements, which include changes in estimates and the valuation of plan assets, will be recognized in OCI. Furthermore, entities will be required to calculate net interest on the net defined benefit liability or asset using the same discount rate used to measure the defined benefit obligation.  The amendment also enhances financial statement disclosures. This amended standard is effective for annual periods beginning on or after January 1, 2013, with modified retrospective application. Early adoption is permitted.  The Company is currently evaluating the impact of adopting these amendments on its Consolidated Financial Statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” (“IFRS 13”) which provides a consistent and less complex definition of fair value, establishes a single source for determining fair value and introduces consistent requirements for disclosures related to fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 and applies prospectively from the beginning of the annual period in which the standard is adopted. Early adoption is permitted. The Company is currently evaluating the impact of adopting IFRS 13 on its Consolidated Financial Statements.

Financial Instruments

The IASB intends to replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”) with IFRS 9, “Financial Instruments” (“IFRS 9”). IFRS 9 will be published in three phases, of which the first phase has been published.

The first phase addresses the accounting for financial assets and financial liabilities. The second phase will address the impairment of financial instruments, and the third phase will address hedge accounting.

Cenovus Energy Inc.	14	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

3.  RECENT ACCOUNTING PRONOUNCEMENTS (continued)

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. For financial liabilities, although the classification criteria for financial liabilities will not change under IFRS 9, the approach to the fair value option for financial liabilities may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013 with different transitional arrangements depending on the date of initial application. However, in August 2011, the IASB issued an exposure draft which proposed changing this effective date to annual periods beginning on or after January 1, 2015.  The Company is monitoring the status of this exposure draft.  The Company is currently evaluating the impact of adopting IFRS 9 on its Consolidated Financial Statements.

Presentation of Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“IAS 1”) requiring companies to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to profit or loss. This amendment to IAS 1 is effective for annual periods beginning on or after July 1, 2012 with full retrospective application. Early adoption is permitted. The Company is currently evaluating the impact of adopting this amendment on its Consolidated Financial Statements.

4.            INTERESTS IN JOINT OPERATIONS

Cenovus has a 50 percent interest in FCCL Partnership, a jointly controlled entity which is involved in the development and production of crude oil.  In addition, Cenovus has a 50 percent interest in WRB Refining LP, a jointly controlled entity, which owns two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products.

These entities have been accounted for using the proportionate consolidation method with the results of operations included in the Oil Sands and Refining and Marketing Segments, respectively.  Summarized financial statement information of Cenovus’s 50 percent share for these entities is as follows:

	FCCL Partnership		WRB Refining LP
Consolidated Statements of Earnings For the three months ended September 30,	2011	2010	2011	2010

Revenues	515	396	2,221	1,584
Purchased product	-	-	1,896	1,499
Operating, Transportation and blending and Realized gain/loss on risk management	304	220	92	117
Operating Cash Flow	211	176	233	(32)
Depreciation, depletion and amortization	55	50	20	13
Other expenses	(210)	55	(13)	3
Net Earnings (Loss)	366	71	226	(48)

Cenovus Energy Inc.	15	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

4.  INTERESTS IN JOINT OPERATIONS (continued)

	FCCL Partnership		WRB Refining LP
Consolidated Statements of Earnings For the nine months ended September 30,	2011	2010	2011	2010

Revenues	1,662	1,362	6,293	4,712
Purchased product	-	-	5,229	4,417
Operating, Transportation and blending and Realized gain/loss on risk management	991	798	329	357
Operating Cash Flow	671	564	735	(62)
Depreciation, depletion and amortization	145	155	54	53
Other expenses	(179)	(50)	(14)	6
Net Earnings (Loss)	705	459	695	(121)

Consolidated Balance Sheets	FCCL Partnership		WRB Refining LP
As at	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010

Current Assets	828	703	1,303	951
Long-term Assets	6,762	6,419	3,249	2,840
Current Liabilities	221	229	680	559
Long-term Liabilities	57	40	57	327

5.  FINANCE COSTS

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2011	2010	2011	2010

Interest Expense–Short-Term Borrowings and Long-Term Debt	54	58	160	173
Interest Expense–Partnership Contribution Payable	34	40	104	126
Unwinding of Discount on Decommissioning Liabilities	19	18	56	58
Interest Expense–Other	5	16	15	21
	112	132	335	378

6.  INTEREST INCOME

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2011	2010	2011	2010

Interest Income–Partnership Contribution Receivable	30	35	91	110
Interest Income–Other	1	-	3	-
	31	35	94	110

7.  FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2011	2010	2011	2010

Unrealized Foreign Exchange (Gain) Loss on translation of:
U.S. dollar debt issued from Canada	261	(109)	155	(59)
U.S. dollar Partnership Contribution Receivable issued from Canada	(185)	70	(144)	14
Other	(13)	1	(10)	6
Unrealized Foreign Exchange (Gain) Loss	63	(38)	1	(39)
Realized Foreign Exchange (Gain) Loss	22	14	55	16
	85	(24)	56	(23)

Cenovus Energy Inc.	16	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

8.  INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2011	2010	2011	2010

Current Tax
Canada	35	30	88	60
United States	1	-	2	-
Total Current Tax	36	30	90	60
Deferred Tax	258	66	551	166
	294	96	641	226

9.  ASSETS AND LIABILITIES HELD FOR SALE

On November 1, 2010, under the terms of an agreement with a non-related Canadian company, Cenovus acquired certain marine terminal facilities in Kitimat, British Columbia for cash consideration of $38 million. The net assets acquired were recorded at estimated fair value less costs to sell and have been classified as held for sale.  These assets and liabilities are reported in the Refining and Marketing segment.

Assets and liabilities held for sale consist of the following:

As at	September 30, 2011	December 31, 2010

Assets Held for Sale
Property, plant and equipment	65	65

Liabilities Related to Assets Held for Sale
Decommissioning liabilities	6	5
Deferred income taxes	2	2
	8	7

In October 2011, the Company completed the sale of the marine terminal facilities. A gain will be recorded on the transaction in the fourth quarter of 2011.

10.  PARTNERSHIP CONTRIBUTION RECEIVABLE AND PAYABLE

The following tables represent Cenovus’s 50 percent share of amounts receivable and payable in relation to the creation and activities of the joint operations with ConocoPhillips (Note 4). Both notes are denominated in U.S. dollars.

Partnership Contribution Receivable

As at	September 30, 2011	December 31, 2010

Current	376	346
Long-term	1,957	2,145
	2,333	2,491

Partnership Contribution Payable

As at	September 30, 2011	December 31, 2010

Current	374	343
Long-term	1,990	2,176
	2,364	2,519

Cenovus Energy Inc.	17	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

10.  PARTNERSHIP CONTRIBUTION RECEIVABLE AND PAYABLE (continued)

At December 31, 2010, in addition to the Partnership Contribution Receivable and Payable, Other Assets and Other Liabilities included equal amounts for interest bearing partner loans, with no fixed repayment terms, related to the funding of refining operating and capital requirements (Notes 15 and 19). These amounts were fully repaid during the nine month period ended September 30, 2011.

11.  INVENTORIES

As at	September 30, 2011	December 31, 2010

Product
Refining and Marketing	1,057	779
Oil Sands	132	80
Conventional	1	-
Parts and Supplies	23	21
	1,213	880

12.  PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other *	Total

COST

At January 1, 2010	20,836	134	2,419	427	23,816
Additions	1,061	19	651	136	1,867
Transfers from E&E assets (Note 13)	144	-	-	-	144
Transfers and reclassifications	-	-	-	(92)	(92)
Change in decommissioning liabilities	237	-	22	-	259
Exchange rate movements	(2)	-	(142)	-	(144)
Divestitures	(556)	-	-	(21)	(577)
At December 31, 2010	21,720	153	2,950	450	25,273
Additions	1,063	23	319	96	1,501
Transfers from E&E assets (Note 13)	237	-	-	-	237
Transfers and reclassifications	-	-	(2)	(2)	(4)
Change in decommissioning liabilities	94	-	-	1	95
Exchange rate movements	2	-	151	-	153
Divestitures (Note 14)	-	-	-	(4)	(4)
At September 30, 2011	23,116	176	3,418	541	27,251

ACCUMULATED DEPRECIATION, DEPLETION AND IMPAIRMENT LOSSES

At January 1, 2010	11,342	113	15	297	11,767
Depreciation and depletion expense	1,163	11	72	42	1,288
Transfers and reclassifications	-	-	-	(28)	(28)
Impairment losses	-	-	14	-	14
Exchange rate movements	(1)	-	(4)	-	(5)
Divestitures	(383)	-	-	(7)	(390)
At December 31, 2010	12,121	124	97	304	12,646
Depreciation and depletion expense	820	9	54	29	912
Transfers and reclassifications	-	-	(1)	-	(1)
Exchange rate movements	2	-	7	-	9
At September 30, 2011	12,943	133	157	333	13,566

CARRYING VALUE

At January 1, 2010	9,494	21	2,404	130	12,049
At December 31, 2010	9,599	29	2,853	146	12,627
At September 30, 2011	10,173	43	3,261	208	13,685

* Includes office furniture, fixtures, leasehold improvements, information technology and aircraft.

Cenovus Energy Inc.	18	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

12.  PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Additions to development and production assets include internal costs directly related to the development, construction and production of oil and gas properties of $94 million for the nine months ended September 30, 2011 (for the year ended December 31, 2010–$102 million).  All of the Company’s development and production assets are located within Canada.  Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures.

Capital inventory, which is included in development and production assets, is not subject to depreciation until it is put in use and totaled $48 million at September 30, 2011 (December 31, 2010–$42 million).

Refining expenditures capitalized during the construction phase are not subject to depreciation until put in use and totaled $1,862 million at September 30, 2011 (December 31, 2010–$1,673 million).

As at September 30, 2011, other property, plant and equipment included $100 million of costs not subject to depreciation until the related assets are put in use (December 31, 2010–$45 million).

Depreciation, Depletion and Impairment

The depreciation, depletion and impairment of property, plant and equipment and any subsequent reversal of such impairment losses are recognized in depreciation, depletion and amortization in the Consolidated Statement of Earnings and Comprehensive Income.

Impairment Loss

During the year ended December 31, 2010, it was determined that a processing unit at the Borger refinery was a redundant asset and would not be used in future operations at the refinery.  The fair value of the unit was determined to be negligible based on market prices for refining assets of similar age and condition.  Accordingly, the carrying amount of the unit was reduced to zero and an impairment loss of $14 million was recorded as additional depreciation, depletion and amortization in the Consolidated Statements of Earnings and Comprehensive Income within the Refining and Marketing segment.

13.  EXPLORATION AND EVALUATION ASSETS

Total

COST
At January 1, 2010	580
Additions	350
Transfers to property, plant and equipment (Note 12)	(144)
Divestitures	(81)
Change in decommissioning liabilities	8
At December 31, 2010	713
Additions	341
Transfers to property, plant and equipment (Note 12)	(237)
Divestitures	(3)
Change in decommissioning liabilities	8
At September 30, 2011	822

Exploration and evaluation assets (“E&E assets”) consist of the Company’s evaluation projects which are pending the determination of technical feasibility and commercial viability.  All of the Company’s E&E assets are located within Canada.

Cenovus Energy Inc.	19	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

13.  EXPLORATION AND EVALUATION ASSETS (continued)

For the nine months ended September 30, 2011 $237 million of E&E assets were transferred to property, plant and equipment – development and production assets following the determination of technical feasibility and commercial viability of the projects in question (year ended December 31, 2010–$144 million).

Impairment

The impairment of E&E assets and any subsequent reversal of such impairment losses are recognized in exploration expense in the Consolidated Statement of Earnings and Comprehensive Income.

14.  DIVESTITURES

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2011	2010	2011	2010

Net Book Value
Property, plant and equipment	-	115	4	188
Exploration and evaluation	-	9	3	81
Goodwill	-	14	-	14
Investment	-	-	1	-
Decommissioning liabilities	-	(75)	-	(90)
	-	63	8	193
Gain (loss) on divestiture of assets	-	105	3	119
Total net proceeds	-	168	11	312
Less:
Non-cash proceeds	-	-	3	-
Net Cash Proceeds From Divestitures	-	168	8	312

Oil Sands	-	9	-	81
Conventional	-	159	6	226
Corporate	-	-	2	5
Net Cash Proceeds From Divestitures	-	168	8	312

15.  OTHER ASSETS

As at	September 30, 2011	December 31, 2010

Partner Loans	-	274
Long-term Receivable	17	7
Other	26	-
	43	281

16.  SHORT-TERM BORROWINGS

The Company had short-term borrowings in the form of commercial paper in the amount of $14 million at September 30, 2011 (December 31, 2010–$nil).  The Company reserves capacity under its committed credit facility for amounts of commercial paper outstanding.

Cenovus Energy Inc.	20	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

17.  LONG-TERM DEBT

As at	September 30, 2011	December 31, 2010

Canadian Dollar Denominated Debt
Revolving term debt *	-	-
U.S. Dollar Denominated Debt
Revolving term debt *	-	-
Unsecured notes (US$ 3,500)	3,636	3,481
	3,636	3,481
Total Debt Principal	3,636	3,481

Debt Discounts and Transaction Costs	(33)	(49)
Current Portion of Long-Term Debt	-	-
	3,603	3,432

* Revolving term debt may include bankers’ acceptances, LIBOR loans, prime rate loans and U.S. base rate loans.

In September 2011, Cenovus renegotiated its existing $2.5 billion committed credit facility, increasing the facility to $3.0 billion and extending the maturity date to November 30, 2015. In addition, the standby fees required to maintain the facility, as well as the cost of future borrowings were reduced.

At September 30, 2011, the Company is in compliance with all of the terms of its debt agreements.

18.  DECOMMISSIONING LIABILITIES

The aggregate carrying amount of the obligation associated with the retirement of upstream oil and gas assets and refining facilities is as follows:

As at	September 30, 2011	December 31, 2010

Decommissioning Liabilities, Beginning of Year	1,399	1,185
Liabilities Incurred	36	44
Liabilities Settled	(43)	(32)
Liabilities Divested	-	(90)
Transfers and Reclassifications	(1)	(5)
Change in Estimated Future Cash Flows	-	51
Change in Discount Rate	67	173
Unwinding of Discount on Decommissioning Liabilities	56	75
Foreign Currency Translation	1	(2)
Decommissioning Liabilities, End of Period	1,515	1,399

The undiscounted amount of estimated cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 5.2 percent as at September 30, 2011 (December 31, 2010–5.4 percent).

19.  OTHER LIABILITIES

As at	September 30, 2011	December 31, 2010

Partner Loans	-	274
Deferred Revenue	37	37
Employee Long-Term Incentive	43	18
Pension and Other Post-Employment Benefits	15	13
Other	18	4
	113	346

Cenovus Energy Inc.	21	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

20.  SHARE CAPITAL

Authorized

Cenovus is authorized to issue an unlimited number of common shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.

Issued and Outstanding

As at	September 30, 2011			December 31, 2010
	Number of Common Shares (thousands	)	Amount	Number of Common Shares (thousands	)	Amount

Outstanding, Beginning of Year	752,675		3,716	751,309		3,681
Common Shares Issued under Stock Option Plans	1,664		59	1,366		35
Outstanding, End of Period	754,339		3,775	752,675		3,716

At September 30, 2011, there were 30 million common shares available for future issuance under stock option plans. There were no Preferred Shares outstanding as at September 30, 2011.

Stock-Based Compensation

A)  Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, and are fully exercisable after three years. Options granted prior to February 17, 2010 expire after five years while options granted on February 17, 2010 or later expire after seven years.

Options issued by the Company under the Employee Stock Option Plan prior to February 24, 2011 have associated tandem stock appreciation rights. In lieu of exercising the options, the tandem stock appreciation rights give the option holder the right to receive a cash payment equal to the excess of the market price of Cenovus’s Common Shares at the time of exercise over the exercise price of the option.

Options issued by the Company on or after February 24, 2011 have associated net settlement rights. The net settlement rights, in lieu of exercising the option, give the option holder the right to receive the number of common shares that could be acquired with the excess value of the market price of Cenovus’s Common Shares at the time of exercise over the exercise price of the option.

The tandem stock appreciation rights and net settlement rights vest and expire under the same terms and conditions as the underlying options. For the purpose of this financial statement note, options with associated tandem stock appreciation rights are referred to as “TSARs” and options with associated net settlement rights are referred to as “NSRs”.

In addition, certain of the TSARs are performance based (“Performance TSARs”).  The Performance TSARs vest and expire under the same terms and service conditions as the underlying option, and have an additional vesting requirement whereby vesting is subject to achievement of prescribed performance relative to pre-determined key measures. Performance TSARs that do not vest when eligible are forfeited.

Cenovus Energy Inc.	22	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

20.  SHARE CAPITAL (continued)

In accordance with the Arrangement described in Note 1, each Cenovus and Encana employee exchanged their original Encana TSAR for one Cenovus Replacement TSAR and one Encana Replacement TSAR. The terms and conditions of the Cenovus and Encana Replacement TSARs are similar to the terms and conditions of the original Encana TSAR. The original exercise price of the Encana TSAR was apportioned to the Cenovus and Encana Replacement TSARs based on the one day volume weighted average trading price of Cenovus’s Common Share price relative to that of Encana’s Common Share price on the TSX on December 2, 2009. Cenovus TSARs and Cenovus Replacement TSARs are measured against the Cenovus Common Share price while Encana Replacement TSARs are measured against the Encana Common Share price. The Cenovus Replacement TSARs have similar vesting provisions as outlined above for the Employee Stock Option Plan. The original Encana Performance TSARs were also exchanged under the same terms as the original Encana TSARs.

Unless otherwise indicated, all references to TSARs collectively refer to both the Cenovus issued TSARs and Cenovus Replacement TSARs.

NSRs

The weighted average fair value of NSRs granted during the nine months ended September 30, 2011 was $8.34. The fair value of each NSR was estimated on their grant date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2011

Risk Free Interest Rate	2.54%
Expected Dividend Yield	2.15%
Expected Volatility (1)	28.62%
Expected Life (Years)	4.55

(1)  Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

The following tables summarize the information related to the NSRs as at September 30, 2011:

As at September 30, 2011
(thousands of units)	NSRs	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	-	-
Granted	5,557	37.23
Exercised as options for common shares	-	-
Forfeited	(89)	37.57
Outstanding, End of Period	5,468	37.22
Exercisable, End of Period	1	37.54

	Outstanding NSRs			Exercisable NSRs
(thousands of units)
Range of Exercise Price ($)	NSRs	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	NSRs	Weighted Average Exercise Price ($)

30.00 to 39.99	5,468	6.38	37.22	1	37.54
	5,468	6.38	37.22	1	37.54

Cenovus Energy Inc.	23	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

20.  SHARE CAPITAL (continued)

TSARs Held by Cenovus Employees

The Company has recorded a liability of $74 million at September 30, 2011 (December 31, 2010–$87 million) in the Consolidated Balance Sheets based on the fair value of each TSAR held by Cenovus employees. Fair value was estimated at the period end date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2011

Risk Free Interest Rate	1.21%
Expected Dividend Yield	2.48%
Expected Volatility (1)	30.59%
Cenovus’s Common Share Price	$32.27

(1)  Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

The intrinsic value of vested TSARs held by Cenovus employees at September 30, 2011 was $33 million (December 31, 2010–$42 million).

The following tables summarize the information related to the TSARs held by Cenovus employees as at September 30, 2011:

As at September 30, 2011
(thousands of units)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	12,044	7,073	19,117	27.75
Granted	138	-	138	33.40
Exercised for cash payment	(1,120)	(541)	(1,661)	26.21
Exercised as options for common shares	(1,129)	(477)	(1,606)	26.27
Forfeited	(261)	(325)	(586)	28.44
Outstanding, End of Period	9,672	5,730	15,402	28.10
Exercisable, End of Period	4,734	4,446	9,180	29.08

The weighted average market price of Cenovus’s common shares at the date of exercise during the nine months ended September 30, 2011 was $35.71.

	Outstanding TSARs					Exercisable TSARs
(thousands of units)
Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 29.99	7,875	3,758	11,633	3.49	26.44	3,146	2,474	5,620	26.45
30.00 to 39.99	1,730	1,972	3,702	1.65	33.03	1,522	1,972	3,494	33.05
40.00 to 49.99	67	-	67	1.71	43.29	66	-	66	43.29
	9,672	5,730	15,402	3.04	28.10	4,734	4,446	9,180	29.08

Encana Replacement TSARs Held by Cenovus Employees

Cenovus is required to reimburse Encana in respect of cash payments made by Encana to Cenovus employees when a Cenovus employee exercises an Encana Replacement TSAR for cash. No further Encana Replacement TSARs will be granted to Cenovus employees.

Cenovus Energy Inc.	24	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

20.  SHARE CAPITAL (continued)

The Company has recorded a liability of $1 million at September 30, 2011 (December 31, 2010–$24 million) in the Consolidated Balance Sheets based on the fair value of each Encana Replacement TSAR held by Cenovus employees. Fair value was estimated at the period end date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2011

Risk Free Interest Rate	1.07%
Expected Dividend Yield	4.12%
Expected Volatility (1)	26.72%
Encana’s Common Share Price	$20.17

(1)  Expected volatility has been based on the historical volatility of Encana’s publicly traded shares.

The intrinsic value of vested Encana Replacement TSARs held by Cenovus employees at September 30, 2011 was $nil (December 31, 2010–$6 million).

The following tables summarize the information related to the Encana Replacement TSARs held by Cenovus employees as at September 30, 2011:

As at September 30, 2011
(thousands of units)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	6,429	7,098	13,527	31.17
Exercised for cash payment	(1,824)	(451)	(2,275)	26.97
Exercised as options for Encana common shares	(16)	-	(16)	25.71
Forfeited	(249)	(475)	(724)	32.88
Outstanding, End of Period	4,340	6,172	10,512	31.97
Exercisable, End of Period	3,610	4,889	8,499	32.65

The weighted average market price of Encana’s common shares at the date of exercise during the nine months ended September 30, 2011 was $31.95.

	Outstanding TSARs					Exercisable TSARs
(thousands of units)
Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 29.99	2,476	4,042	6,518	1.73	29.15	1,785	2,759	4,544	29.21
30.00 to 39.99	1,727	2,130	3,857	1.38	36.26	1,689	2,130	3,819	36.30
40.00 to 49.99	135	-	135	1.73	44.91	134	-	134	44.90
50.00 to 59.99	2	-	2	1.64	50.39	2	-	2	50.39
	4,340	6,172	10,512	1.60	31.97	3,610	4,889	8,499	32.65

Cenovus Replacement TSARs Held by Encana Employees

Encana is required to reimburse Cenovus in respect of cash payments made by Cenovus to Encana’s employees when these employees exercise a Cenovus Replacement TSAR for cash. No compensation expense is recognized and no further Cenovus Replacement TSARs will be granted to Encana employees.

Cenovus Energy Inc.	25	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

20.  SHARE CAPITAL (continued)

The Company has recorded a liability of $73 million at September 30, 2011 (December 31, 2010–$123 million) in the Consolidated Balance Sheets based on the fair value of each Cenovus Replacement TSAR held by Encana employees, with an offsetting account receivable from Encana.  Fair value was estimated at the period end date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2011

Risk Free Interest Rate	1.07%
Expected Dividend Yield	2.48%
Expected Volatility (1)	30.59%
Cenovus’s Common Share Price	$32.27

(1) Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

The intrinsic value of vested Cenovus Replacement TSARs held by Encana employees at September 30, 2011 was $25 million (December 31, 2010–$60 million).

The following tables summarize the information related to the Cenovus Replacement TSARs held by Encana employees as at September 30, 2011:

As at September 30, 2011
(thousands of units)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	8,214	8,940	17,154	28.16
Exercised for cash payment	(3,868)	(2,462)	(6,330)	26.92
Exercised as options for common shares	(55)	(3)	(58)	23.29
Forfeited	(91)	(364)	(455)	29.23
Outstanding, End of Period	4,200	6,111	10,311	28.91
Exercisable, End of Period	3,421	4,624	8,045	29.65

The weighted average market price of Cenovus’s common shares at the date of exercise during the nine months ended September 30, 2011 was $36.42.

	Outstanding TSARs					Exercisable TSARs
(thousands of units)
Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 29.99	2,386	4,100	6,486	1.75	26.42	1,609	2,613	4,222	26.49
30.00 to 39.99	1,742	2,011	3,753	1.36	32.95	1,740	2,011	3,751	32.95
40.00 to 49.99	72	-	72	1.69	42.74	72	-	72	42.74
	4,200	6,111	10,311	1.60	28.91	3,421	4,624	8,045	29.65

B) Performance Share Units

Cenovus has granted Performance Share Units (“PSUs”) to certain employees under its Performance Share Unit Plan for Employees. PSUs are whole share units and entitle employees to receive, upon vesting, either a Common Share of Cenovus or a cash payment equal to the value of a Cenovus Common Share. The number of PSUs eligible for payment is determined over three years based on the units granted multiplied by 30 percent after year one, 30 percent after year two and 40 percent after year three, multiplied by a performance multiplier for each year. The multiplier is based on the Company achieving key pre-determined performance measures. PSUs vest after three years.

The Company has recorded a liability of $43 million at September 30, 2011 (December 31, 2010–$18 million) in the Consolidated Balance Sheets for PSUs based on the market value of the Cenovus Common Shares at September 30, 2011.  The intrinsic value of vested PSUs was $nil as PSUs are paid out only upon vesting.

Cenovus Energy Inc.	26	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

20.  SHARE CAPITAL (continued)

The following table summarizes the information related to the PSUs held by Cenovus employees as at September 30, 2011:

(thousands)	PSUs

Outstanding, Beginning of Year	1,252
Granted	1,409
Cancelled	(88)
Units in Lieu of Dividends	44
Outstanding, End of Period	2,617

C) Deferred Share Units

Under two Deferred Share Unit Plans, Cenovus directors, officers and employees may receive Deferred Share Units (“DSUs”), which are equivalent in value to a Common Share of the Company. Employees have the option to convert either zero, 25 or 50 percent of their annual bonus award into DSUs.  DSUs vest immediately, are redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.

The Company has recorded a liability of $33 million at September 30, 2011 (December 31, 2010–$31 million) in the Consolidated Balance Sheets for DSUs based on the market value of the Cenovus Common Shares at September 30, 2011. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees as at September 30, 2011:

(thousands)	DSUs

Outstanding, Beginning of Year	940
Granted to Directors	63
Granted from Annual Bonus Awards	17
Units in Lieu of Dividends	17
Outstanding, End of Period	1,037

D) Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating and general and administrative expenses on the Consolidated Statements of Earnings and Comprehensive Income:

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2011	2010	2011	2010

NSRs	3	-	11	-

TSARs held by Cenovus employees	(25)	8	11	13

Encana Replacement TSARs held by Cenovus employees	(11)	(12)	(7)	(15)

PSUs	3	4	19	8

DSUs	(4)	2	2	5

Total stock-based compensation expense (recovery)	(34)	2	36	11

Cenovus Energy Inc.	27	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

21.  CAPITAL STRUCTURE

Cenovus’s capital structure objectives and targets have remained unchanged from previous periods. Cenovus’s capital structure consists of Shareholders’ Equity plus Debt. Debt includes the Company’s short-term borrowings plus long-term debt, including the current portion. Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength. Debt is defined as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable.

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent (See Note 25 for the impact of IFRS on the Debt to Capitalization ratio).

As at	September 30, 2011	December 31, 2010	January 1, 2010
Short-Term Borrowings	14	-	-
Long-Term Debt	3,603	3,432	3,656
Debt	3,617	3,432	3,656
Shareholders’ Equity	9,304	8,395	7,809
Total Capitalization	12,921	11,827	11,465
Debt to Capitalization ratio	28%	29%	32%

Cenovus continues to target a Debt to Adjusted EBITDA of between 1.0 and 2.0 times.

As at	September 30, 2011	December 31, 2010
Debt	3,617	3,432
Net Earnings	1,290	1,081
Add (deduct):
Finance costs	455	498
Interest income	(128)	(144)
Income tax expense	638	223
Depreciation, depletion and amortization	1,236	1,302
Exploration expense	3	-
Unrealized (gain) loss on risk management	(147)	(46)
Foreign exchange (gain) loss, net	28	(51)
(Gain) loss on divestiture of assets	-	(116)
Other (income) loss, net	(11)	(13)
Adjusted EBITDA *	3,364	2,734
Debt to Adjusted EBITDA	1.1x	1.3x

* Calculated on a trailing 12-month basis.

It is Cenovus’s intention to maintain investment grade credit ratings to help ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions.  Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle.  To manage the capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

In order to increase comparability of Debt to Adjusted EBITDA between periods and remove the non-cash component of risk management, Cenovus changed its definition of Adjusted EBITDA to exclude unrealized gains and losses on risk management activities. The Adjusted EBITDA and the ratio of Debt to Adjusted EBITDA for prior periods have been re-presented in a consistent manner. As noted above, Cenovus’s capital structure objectives and targets remain unchanged from previous periods. At September 30, 2011, Cenovus is in compliance with all of the terms of its debt agreements.

Cenovus Energy Inc.	28	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

22.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Cenovus’s consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, Partnership Contribution Receivable and Payable and partner loans, risk management assets and liabilities, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.

A) Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Receivable and Partnership Contribution Payable and partner loans approximate their carrying amount due to the specific non-tradable nature of these instruments.

Risk management assets and liabilities are recorded at their estimated fair value based on mark-to-market accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.

Long-term debt is carried at amortized cost.  The estimated fair values of long-term borrowings have been determined based on market information. At September 30, 2011, the carrying value of Cenovus’s long-term debt accounted for using amortized cost was $3,603 million and the fair value was $4,231 million (December 31, 2010 carrying value–$3,432 million, fair value–$3,940 million).

B) Risk Management Assets and Liabilities

Under the terms of the Arrangement with Encana, the risk management positions at November 30, 2009 were allocated to Cenovus based upon Cenovus’s proportion of the related volumes covered by the contracts. To effect the allocation, Cenovus entered into a contract with Encana with the same terms and conditions as between Encana and the third parties to the existing contracts. All positions entered into after the Arrangement have been negotiated between Cenovus and third parties.

Net Risk Management Position

As at	September 30, 2011	December 31, 2010

Risk Management
Current asset	392	163
Long-term asset	80	43
	472	206
Risk Management
Current liability	7	163
Long-term liability	6	10
	13	173
Net Risk Management Asset (Liability) (1)	459	33

(1)  Of the $459 million net risk management asset balance at September 30, 2011, a net asset of $3 million relates to the contract with Encana (December 31, 2010–net asset of $41 million).

Cenovus Energy Inc.	29	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

22.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Summary of Unrealized Risk Management Positions

As at	September 30, 2011			December 31, 2010
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Crude Oil	285	11	274	4	159	(155)
Natural Gas	175	2	173	202	-	202
Power	12	-	12	-	14	(14)
Total Fair Value	472	13	459	206	173	33

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

As at	September 30, 2011	December 31, 2010

Prices actively quoted	459	40
Prices sourced from observable data or market corroboration	-	(7)
Total Fair Value	459	33

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

Net Fair Value of Commodity Price Positions at September 30, 2011

As at September 30, 2011	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	34,100 bbls/d	2011	US$87.98/bbl	28
WTI NYMEX Fixed Price	34,400 bbls/d	2011	C$90.10/bbl	24
WTI NYMEX Fixed Price	18,800 bbls/d	2012	US$98.24/bbl	122
WTI NYMEX Fixed Price	18,000 bbls/d	2012	C$98.52/bbl	92
Other Fixed Price Contracts *		2012-2013		(5)

Other Financial Positions **				13
Crude Oil Fair Value Position				274

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	378 MMcf/d	2011	US$5.66/Mcf	67
NYMEX Fixed Price	130 MMcf/d	2012	US$5.96/Mcf	85
AECO Fixed Price	127 MMcf/d	2012	C$4.50/Mcf	28
Other Fixed Price Contracts *		2011-2013		(7)
Natural Gas Fair Value Position				173

Power Purchase Contracts
Power Fair Value Position				12

*	Cenovus has entered into fixed price swaps to protect against widening price differentials between production areas in Canada and various sales points.
**	Other financial positions are part of ongoing operations to market the Company’s production.

Cenovus Energy Inc.	30	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

22.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Three Months Ended		Nine Months Ended
For the period ended September 30,	2011	2010	2011	2010

Realized Gain (Loss) (1)

Crude Oil	8	13	(96)	1
Natural Gas	46	74	143	194
Refining	16	-	3	9
Power	9	(2)	6	(3)

	79	85	56	201

Unrealized Gain (Loss) (2)

Crude Oil	353	(55)	418	61
Natural Gas	11	122	(38)	267
Refining	15	(1)	16	(2)
Power	2	(4)	26	(5)

	381	62	422	321

Gain (Loss) on Risk Management	460	147	478	522

(1) Realized gains and losses on risk management are recorded in the operating segment to which the derivative instrument relates.

(2) Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

Reconciliation of Unrealized Risk Management Positions from January 1 to September 30,

		2011	2010
		Total	Total
	Fair	Unrealized	Unrealized
	Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Period	33
Change in Fair Value of Contracts in Place at Beginning of Period and Contracts Entered into During the Period	478	478	522
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	4	-	-
Fair Value of Contracts Realized During the Period	(56)	(56)	(201)

Fair Value of Contracts, End of Period	459	422	321

Commodity Price Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, Management believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting earnings before income tax at September 30, 2011 as follows:

	10% Price	10% Price
	Increase	Decrease

Crude oil price	(179)	179

Natural gas price	(51)	51

Power price	5	(5)

Cenovus Energy Inc.	31	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

22.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

C) Risks Associated with Financial Assets and Liabilities

Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments.  The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.  The Company’s policy is not to use derivative instruments for speculative purposes.

Crude Oil – The Company has used fixed price swaps to partially mitigate its exposure to the commodity price risk on its crude oil sales and condensate supply used for blending.  To help protect against widening crude oil price differentials in various production areas, Cenovus has entered into a limited number of swaps to manage the price differentials between these production areas and various sales points.

Natural Gas – To partially mitigate the natural gas commodity price risk, the Company has entered into swaps, which fix the NYMEX and AECO prices. To help protect against widening natural gas price differentials in various production areas, Cenovus has entered into a limited number of swaps to manage the price differentials between these production areas and various sales points.

Power – The Company has in place one Canadian dollar denominated derivative contract, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. Agreements are entered into with major financial institutions with investment grade credit ratings or with counterparties having investment grade credit ratings. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.  As at September 30, 2011, over 87 percent (December 31, 2010–92 percent) of Cenovus’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.

At September 30, 2011, Cenovus had two counterparties whose net settlement position individually accounted for more than 10 percent (December 31, 2010–two counterparties) of the fair value of the outstanding in-the-money net financial and physical contracts by counterparty.  The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the Partnership Contribution Receivable and the partner loans receivable is the total carrying value. The current concentration of this credit risk resides with A rated or higher counterparties. Cenovus’s exposure to its counterparties is acceptable and within Credit Policy tolerances.

Liquidity Risk

Liquidity risk is the risk that Cenovus will not be able to meet all of its financial obligations as they become due.  Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.  Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit.  As disclosed in Note 21, Cenovus targets a Debt to Capitalization ratio between 30 and 40 percent and a Debt to Adjusted EBITDA of between 1.0 to 2.0 times to manage the Company’s overall debt position.

Cenovus Energy Inc.	32	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

22.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn credit facilities, commercial paper and availability under its debt shelf prospectuses.  At September 30, 2011, Cenovus had $2,986 million available on its newly renewed committed credit facility.  In addition Cenovus had in place a Canadian debt shelf prospectus for $1,500 million and a U.S. debt shelf prospectus for US$1,500 million, the availability of which are dependent on market conditions.  No notes have been issued under either prospectus.

Cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	2,084	-	-	-	2,084
Risk Management Liabilities	7	6	-	-	13
Short-Term Borrowings (1)	14	-	-	-	14
Long-Term Debt (1)	213	1,256	350	5,382	7,201
Partnership Contribution Payable (1)	508	1,016	1,016	253	2,793

(1) Principal and interest, including current portion.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollars can have a significant effect on reported results.

As disclosed in Note 7, Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada and the translation of the U.S. dollar Partnership Contribution Receivable issued from Canada.  At September 30, 2011, Cenovus had US$3,500 million in U.S. dollar debt issued from Canada (US$3,500 million at December 31, 2010) and US$2,246 million related to the U.S. dollar Partnership Contribution Receivable (US$2,505 million at December 31, 2010).  A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in an $13 million change in foreign exchange (gain) loss at September 30, 2011 (September 30, 2010–$9 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect earnings, cash flows and valuations.  Cenovus has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

At September 30, 2011, the increase or decrease in net earnings for a one percentage point change in interest rates on floating rate debt amounts to $nil (September 30, 2010–$nil). This assumes the amount of fixed and floating debt remains unchanged from the respective balance sheet dates.

Cenovus Energy Inc.	33	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

23.  SUPPLEMENTARY INFORMATION

A) Earnings Per Share

Three Months Ended	September 30, 2011			September 30, 2010
(millions, except earnings per share)	Net Earnings	Shares	Earnings per Share	Net Earnings	Shares	Earnings per Share

Net earnings per share - basic	510	754.3	$0.68	295	751.9	$0.39
Dilutive effect of Cenovus TSARs	-	3.5		-	1.9
Dilutive effect of NSRs	-	-		-	-
Net earnings per share - diluted	510	757.8	$0.67	295	753.8	$0.39

Nine Months Ended	September 30, 2011			September 30, 2010
(millions, except earnings per share)	Net Earnings	Shares	Earnings per Share	Net Earnings	Shares	Earnings per Share

Net earnings per share - basic	1,212	753.9	$1.61	1,003	751.7	$1.33
Dilutive effect of Cenovus TSARs	-	4.0		-	1.6
Dilutive effect of NSRs	-	-		-	-
Net earnings per share - diluted	1,212	757.9	$1.60	1,003	753.3	$1.33

B) Dividends Per Share

The Company paid dividends of $452 million, $0.60 per share, for the nine months ended September 30, 2011 (September 30, 2010–$450 million, $0.60 per share).

The Cenovus Board of Directors declared a fourth quarter dividend of $0.20 per share, payable on December 30, 2011, to common shareholders of record as of December 15, 2011.

24.  COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Cenovus is involved in various legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims.

25.  FIRST TIME ADOPTION OF IFRS

Transition to IFRS

The Company has adopted IFRS effective January 1, 2011. The Company adopted IFRS in accordance with IFRS 1 and has prepared its Consolidated Financial Statements with IFRS applicable for periods beginning on or after January 1, 2010, using the accounting policies referenced in Note 3 of the interim Consolidated Financial Statements for the period ended March 31, 2011.  For all periods up to and including the year ended December 31, 2010, the Company prepared its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (“previous GAAP”).  This note explains the principal adjustments made by the Company to restate its previous GAAP Consolidated Financial Statements on transition to IFRS.

Cenovus Energy Inc.	34	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

Exemptions Applied under IFRS 1

On first-time adoption of IFRS, the general principle is that an entity retrospectively restates its results for all standards in force at the first reporting date. However, IFRS 1 provides certain exemptions from the general requirements of IFRS to assist with the transition process. Cenovus has applied the following exemptions in the preparation of its opening Balance Sheet dated January 1, 2010 (the “Transition Date”):

•                   Fair Value as Deemed Cost – The Company has elected to measure its Refining assets at their fair values at the Transition Date and use those fair values as their deemed cost at that date (see Note A).

•                   Deemed Cost Election for Oil and Gas Assets – Under previous GAAP, Cenovus accounted for its oil and gas properties in one cost centre using full cost accounting. The Company has elected to measure its oil and gas properties at the Transition Date on the following basis:

a)             exploration and evaluation assets at the amount determined under the Company’s previous GAAP; and

b)             the remainder allocated to the underlying property, plant and equipment assets on a pro rata basis using proved reserve values discounted at 10 percent at the Transition Date (see Note B).

This basis was used in order to be consistent with the allocation used as part of the Arrangement.

•                   Leases – Cenovus has elected to assess lease arrangements using the facts and circumstances as of the Transition Date under International Financial Reporting Interpretations Committee Interpretation 4, “Determining whether an Arrangement contains a Lease” (“IFRIC 4”).

•                   Employee Benefits – The Company has elected not to apply IAS 19, “Employee Benefits” (“IAS 19”) retrospectively and as such all cumulative actuarial gains and losses on the Company’s defined benefit plans were recognized at the Transition Date (see Note F).

•                   Business Combinations – IFRS 3, “Business Combinations” (“IFRS 3”) has not been applied to business combinations that occurred before the Transition Date.

•                   Cumulative Currency Translation Differences – Cumulative currency translation differences for all foreign operations are deemed to be zero at the Transition Date (see Note J).

•                   Decommissioning Liabilities – Cenovus applied the deemed cost election for oil and gas assets under IFRS 1 and as such decommissioning liabilities at the date of transition have been measured in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) (see Note D).

•                   Borrowing Costs – In accordance with IFRS 1, the Company has elected to apply IAS 23, “Borrowing Costs” (“IAS 23”) to qualifying assets for which the commencement date for capitalization of borrowing costs occurred on or after the Transition Date. Borrowing costs have not been capitalized on qualifying assets under construction on or before the Transition Date.

•                   Estimates – Hindsight was not used to create or revise estimates and accordingly, the estimates made by the Company under previous GAAP are consistent with their application under IFRS.

Cenovus Energy Inc.	35	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

Under IFRS 1, the opening Balance Sheet adjustments are recorded directly to retained earnings, or if appropriate, another category of equity.  As Cenovus’s paid in surplus reflects the Company’s retained earnings prior to the split of Encana into two independent energy companies, Encana and Cenovus, all opening Balance Sheet adjustments have been recorded to paid in surplus. The impacts of applying the above noted IFRS 1 exemptions and the accounting policy differences between previous GAAP and IFRS are summarized in the following tables:

Reconciliation of Shareholders’ Equity as Reported Under Previous GAAP to IFRS

The following is a reconciliation of the Company’s equity reported in accordance with previous GAAP to its equity in accordance with IFRS at the Transition Date:

Increase (Decrease)	Note	Share Capital	Paid in Surplus	Retained Earnings	AOCI	*	Total

As reported under previous GAAP – December 31, 2009		3,681	5,896	45	(14)		9,608
Revaluations:
Refining property, plant and equipment	A	-	(2,585)	-	-		(2,585)
Oil and gas property, plant and equipment	B	-	-	-	-		-
Deferred asset	C	-	(121)	-	-		(121)
Decommissioning liability	D	-	(38)	-	-		(38)
Stock-based compensation	E	-	(27)	-	-		(27)
Employee benefits	F	-	(14)	-	-		(14)
Deferred income tax	I	-	986	-	-		986
Reclassification of foreign currency translation adjustment to paid in surplus	J	-	(14)	-	14		-
		-	(1,813)	-	14		(1,799)
As reported under IFRS - January 1, 2010		3,681	4,083	45	-		7,809

* Accumulated Other Comprehensive Income (Loss)

The following is a reconciliation of the Company’s equity reported in accordance with previous GAAP to its equity in accordance with IFRS at September 30, 2010:

Increase (Decrease)	Note	Share Capital	Paid in Surplus	Retained Earnings	AOCI	*	Total

As reported under previous GAAP – September 30, 2010		3,693	5,896	515	55		10,159
Revaluations:
Refining property, plant and equipment	A	-	(2,585)	78	-		(2,507)
Oil and gas property, plant and equipment	B	-	-	(105)	-		(105)
Deferred asset	C	-	(121)	13	-		(108)
Decommissioning liability	D	-	(38)	-	-		(38)
Stock-based compensation	E	-	(27)	5	-		(22)
Employee benefits	F	-	(14)	1	-		(13)
Gain (loss) on divestiture of assets	G	-	-	128	-		128
Deferred income tax	I	-	986	(37)	-		949
Reclassification of foreign currency translation adjustment to paid in surplus	J	-	(14)	-	14		-
Period foreign currency translation adjustments	J	-	-	-	28		28
		-	(1,813)	83	42		(1,688)
As reported under IFRS - September 30, 2010		3,693	4,083	598	97		8,471

* Accumulated Other Comprehensive Income (Loss)

Cenovus Energy Inc.	36	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

The following is a reconciliation of the Company’s equity reported in accordance with previous GAAP to its equity in accordance with IFRS at December 31, 2010:

Increase (Decrease)	Note	Share Capital	Paid in Surplus	Retained Earnings	AOCI	*	Total

As reported under previous GAAP - December 31, 2010		3,716	5,896	437	(27)		10,022
Revaluations:
Refining property, plant and equipment	A	-	(2,585)	126	-		(2,459)
Oil and gas property, plant and equipment	B	-	-	(135)	-		(135)
Deferred asset	C	-	(121)	17	-		(104)
Decommissioning liability	D	-	(38)	-	-		(38)
Stock-based compensation	E	-	(27)	9	-		(18)
Employee benefits	F	-	(14)	2	-		(12)
Gain (loss) on divestiture of assets	G	-	-	125	-		125
Pre-exploration expense	H	-	-	(3)	-		(3)
Deferred income tax	I	-	986	(53)	-		933
Reclassification of foreign currency translation adjustment to paid in surplus	J	-	(14)	-	14		-
Period foreign currency translation adjustments	J	-	-	-	84		84
		-	(1,813)	88	98		(1,627)
As reported under IFRS - December 31, 2010		3,716	4,083	525	71		8,395

* Accumulated Other Comprehensive Income (Loss)

Reconciliation of Net Earnings as Reported Under Previous GAAP to IFRS

The following is a reconciliation of the Company’s net earnings reported in accordance with previous GAAP to its net earnings in accordance with IFRS for the three and nine months ended September 30, 2010, and for the year ended December 31, 2010:

	Note	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2010	Year Ended December 31, 2010

Net earnings as reported under previous GAAP		223	920	993
Differences increasing (decreasing) reported net earnings
Depreciation of fair value adjustment on the refining assets	A	27	78	126
Depletion due to allocation of the full cost pool	B	(36)	(105)	(135)
Amortization of deferred asset	C	6	13	17
Stock-based compensation	E	3	5	9
Employee benefits	F	-	1	2
Gain (loss) on divestiture of assets	G	105	128	125
Exploration expense	H	-	-	(3)
Deferred income tax	I	(33)	(37)	(53)
		72	83	88
Net Earnings as reported under IFRS		295	1,003	1,081

Cenovus Energy Inc.	37	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

Reconciliation of Comprehensive Income as Reported Under Previous GAAP to IFRS

The following is a reconciliation of the Company’s comprehensive income reported in accordance with previous GAAP to its comprehensive income in accordance with IFRS for the three and nine months ended September 30, 2010, and for the year ended December 31, 2010:

	Note	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2010	Year Ended December 31, 2010

Comprehensive income as reported under previous GAAP		251	989	980
Differences increasing (decreasing) reported comprehensive income
Differences in net earnings		72	83	88
Foreign currency translation	J	51	28	84
Comprehensive income as reported under IFRS		374	1,100	1,152

Reconciliation of Cash from Operating, Investing and Financing Activities Under Previous GAAP to IFRS

The following is a reconciliation of the Company’s cash from operating activities and cash from investing activities reported in accordance with previous GAAP to cash from operating activities and cash from investing activities in accordance with IFRS for the three and nine months ended September 30, 2010, and for the year ended December 31, 2010:

	Note	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2010	Year Ended December 31, 2010

Cash from operating activities as reported under previous GAAP		645	1,936	2,594
Differences increasing (decreasing)
Exploration expense	H	-	-	(3)
Cash from operating activities as reported under IFRS		645	1,936	2,591

Cash from investing activities as reported under previous GAAP		(299)	(1,139)	(1,796)
Differences increasing (decreasing)
Exploration expense	H	-	-	3
Cash from investing activities as reported under IFRS		(299)	(1,139)	(1,793)

There was no difference between previous GAAP and IFRS related to cash from financing activities.

Notes:

A)    Refining Property, Plant and Equipment

At January 1, 2010, Cenovus elected to measure its refining assets at fair value and to use that fair value as its deemed cost on transition to IFRS. The fair value of the refining assets was determined to be US$4,543 million, US$2,272 million net to Cenovus, which resulted in the carrying value of the refining assets exceeding the fair value. Therefore, the carrying value of property, plant and equipment was reduced by $2,585 million at the Transition Date which represents Cenovus’s share of the reduction to fair value.  The decrease in paid in surplus represents the difference between the above fair value and the carrying value under previous GAAP.

In December 2010, it was determined that a processing unit at the Borger refinery was a redundant asset and would not be used in future operations at the refinery. The fair value of the unit was determined to be negligible based on market prices for refining assets of similar age and condition.

Cenovus Energy Inc.	38	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

Accordingly, under previous GAAP, an impairment of $37 million was recorded.  Under IFRS, however, the impairment was only $14 million due to the IFRS 1 election to use the fair value as deemed cost. Therefore DD&A expense under IFRS was reduced by $23 million.

The lower carrying value under IFRS and the impairment adjustment noted above resulted in lower DD&A expense for the three months ended September 30, 2010, for the nine months ended September 30, 2010, and for the year ended December 31, 2010 of $27 million, $78 million and $126 million, respectively.

B)    Oil and Gas Property, Plant and Equipment

Under previous GAAP, costs accumulated within each cost centre for oil and gas properties were depleted using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs on a country-by-country cost centre basis (full cost accounting).  Under IFRS, costs accumulated within each area are depleted using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs on an area-by-area basis. This resulted in an increase in DD&A expense for the three months ended September 30, 2010, for the nine months ended September 30, 2010 and for the year ended December 31, 2010 of $36 million, $105 million and $135 million, respectively. There was no impact on the opening balance sheet as a result of this allocation.

C)    Impairment of Deferred Asset

Under previous GAAP, other assets included a deferred asset, which represented the disproportionate interest received in 2007 and 2008 (15 percent in 2007 and 35 percent in 2008) that arose from the acquisition of the Borger Refinery in 2007.  On transition to IFRS, it was determined that as a result of the reduction in the carrying value of the refineries due to the fair value election, the deferred asset was impaired and therefore was written off.  Paid in surplus was decreased by the carrying value of the asset under previous GAAP of $121 million. Under previous GAAP, the deferred asset was amortized over 10 years.  As such, DD&A expense under IFRS decreased by $6 million, $13 million and $17 million for the three months ended September 30, 2010, for the nine months ended September 30, 2010 and for the year ended December 31, 2010, respectively.

D)    Decommissioning Liabilities

As discussed above, the Company elected to apply the exemption to measure decommissioning liabilities at the Transition Date in accordance with IAS 37.  As such, the Company re-measured the decommissioning liabilities as at the Transition Date using the period end credit-adjusted risk-free discount rate and recognized an increase of $38 million to the decommissioning liability.

Consistent with IFRS, decommissioning liabilities under previous GAAP were measured based on the estimated costs of decommissioning, discounted to their net present value upon initial recognition.  However, changes to the discount rate were not reflected in the decommissioning liability or the related asset under previous GAAP.  Under IFRS, the discount rate is adjusted each reporting period to reflect the current market rate.  As at September 30, 2010, property, plant and equipment and the decommissioning liability were $133 million higher under IFRS and $154 million higher at December 31, 2010.  There was minimal impact to the unwinding of the discount for the three and nine month periods ended September 30, 2010 and year ended December 31, 2010.

E)    Stock-Based Compensation

Under previous GAAP, obligations for payments under Cenovus’s stock option plan (with associated tandem stock appreciation rights) were accrued for using the intrinsic method. Under IFRS, these obligations are accrued for using the fair value method.  As a result of the re-measurement of the liability as at January 1, 2010 a charge of $27 million was recognized in paid in surplus with an increase to accounts payable and accrued liabilities of $31 million and an increase to accounts receivable and accrued revenues of $4 million. The adjustment to earnings after January 1, 2010 is a result of the differences in the measurement basis under IFRS and previous GAAP.  A portion of the compensation costs have been capitalized in property, plant and equipment as the costs are directly attributable to the asset.  As at September 30, 2010 and December 31, 2010 property, plant and equipment has been reduced by $2 million and $4 million, respectively.

Cenovus Energy Inc.	39	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

F)     Employee Benefits

Cenovus elected under IFRS 1 to recognize all unamortized actuarial gains and losses on the defined benefit pension and other post-employment benefits plans at the Transition Date resulting in a $7 million increase to other liabilities, a $7 million decrease to other assets and a $14 million charge to paid in surplus.  Under previous GAAP, the actuarial losses continued to be amortized and as such for the nine months ended September 30, 2010 general and administrative expense decreased by $1 million.  For the year ended December 31, 2010 both general and administrative and operating expense decreased by $1 million. There was no earnings impact to the three month period ended September 30, 2010.

G)    Gains/Losses on Divestiture of Assets

Under previous GAAP, proceeds on the divestiture of oil and gas properties were credited to the full cost pool and no gain or loss was recognized unless the effect of the sale would have changed the DD&A rate by 20 percent or more. Under IFRS, all gains and losses are recognized on oil and gas property divestitures and calculated as the difference between net proceeds and the carrying value of the net assets disposed. Accordingly, a gain of $105 million was recognized for the three months ended September 30, 2010 and $128 million for the nine months ended September 30, 2010. A gain of $125 million for the year ended December 31, 2010 was recognized under IFRS.  At September 30, 2010 the carrying value of the property, plant and equipment increased $136 million and decommissioning liabilities decreased by $6 million. At December 31, 2010 the carrying value of property, plant and equipment increased $133 million and goodwill and decommissioning liabilities were reduced by $14 million and $6 million, respectively.

H)    Pre-Exploration Expense

Under IFRS, costs incurred prior to obtaining the legal right to explore must be expensed whereas under previous GAAP these costs were capitalized in the full cost pool.  For the year ended December 31, 2010, $3 million of pre-exploration costs were expensed as exploration expense under IFRS.  The accounting policy difference has resulted in cash from operating activities decreasing by $3 million and cash from investing activities increasing by a corresponding amount for the year ended December 31, 2010.

I)      Deferred Income Taxes

The increase in paid in surplus of $986 million at the Transition Date related to deferred income taxes, reflects the change in temporary differences resulting from the IFRS 1 exemptions applied. For the year ended December 31, 2010 deferred income taxes increased by $53 million to reflect the changes in temporary differences resulting from the IFRS adjustments described above plus a $9 million adjustment to recognize the deferred tax benefit on an intercompany transfer of oil and gas properties. Deferred tax expense increased by $33 million for the three months ended September 30, 2010 and $37 million for the nine months ended September 30, 2010 as a result of the changes during those periods in temporary differences arising from the IFRS adjustments described above.

Cenovus Energy Inc.	40	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

J)    Currency Translation Adjustments

As previously noted, Cenovus elected to deem all cumulative currency translation differences for all foreign operations to be zero at the Transition Date.  In addition, AOCI is affected by the revaluation of the adjustments noted above that reside in a foreign operation notably the reduction in the carrying value of the Refining property, plant and equipment, the impairment of the deferred asset and the associated deferred income tax payable.  The table below identifies the balance sheet impact for the periods ended September 30, 2010 and December 31, 2010:

Increase (Decrease)	September 30, 2010	December 31, 2010
Assets
Refining property, plant and equipment	41	125
Other assets	2	5

Liabilities and Equity
Deferred income tax liability	15	46
Accumulated other comprehensive income	28	84

K)    Reclassifications

Exploration and evaluation (“E&E”) assets

Under previous GAAP, E&E costs were included in property, plant and equipment whereas under IFRS, E&E assets are separately disclosed.  Therefore at January 1, 2010 the Company reclassified $580 million from property, plant and equipment to E&E assets.  At September 30, 2010 and December 31, 2010, $696 million and $713 million, respectively, were reclassified.

Interest income and finance costs

Under previous GAAP, interest was reported on a net basis.  Under IFRS, interest expense is included in finance costs and interest income is reported separately.

In addition, under previous GAAP, the unwinding of the discount on decommissioning liabilities was included as accretion expense in the Consolidated Statements of Earnings and Comprehensive Income.  Under IFRS this amount has been reclassified to finance costs.

Short-term borrowings

Under previous GAAP, commercial paper for which capacity under the committed credit facility was reserved, was classified as a non-current obligation. Under IFRS, this liability does not meet the definition of a non-current obligation and therefore has been reclassified from long-term debt to short-term borrowings.

Gains/losses on risk management

Under previous GAAP, gains and losses from crude oil and natural gas commodity price risk management activities were recorded in gross revenues.  Under IFRS, these activities do not meet the definition of revenue and therefore have been reclassified to (gain) loss on risk management in the Consolidated Statements of Earnings and Comprehensive Income.

Assets and liabilities classified as held for sale

Under previous GAAP, assets held for sale and liabilities related to assets held for sale were included as part of non-current assets and liabilities. Under IFRS, non-current assets that meet the definition of held for sale are required to be classified as current.

Cenovus Energy Inc.	41	For the period ended September 30, 2011

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended September 30, 2011

25.  FIRST TIME ADOPTION OF IFRS (continued)

Deferred income tax

A net deferred income tax asset has arisen related to the U.S. foreign operations, due to the adjustments noted above.  Consistent with previous GAAP, a deferred income tax asset may not be offset against a deferred income tax liability in a different tax jurisdiction.

L)    Earnings Per Share

Basic earnings per share

Basic earnings per share under IFRS was impacted by the IFRS earnings adjustments discussed above.

Diluted earnings per share

Under previous GAAP, Cenovus’s TSARs, which may be cash or equity settled at the option of the holder, had no dilutive effect on diluted earnings per share because cash settlement was assumed. Under IFRS, the more dilutive of cash settlement and share settlement is required to be used in calculating diluted earnings per share. The following tables identify the difference between previous GAAP and IFRS:

For the three months ended September 30, 2010	Previous GAAP			IFRS
(millions, except earnings per share)	Net Earnings	Shares	Earnings per Share	Net Earnings	Shares	Earnings per Share

Net earnings per share - basic	223	751.9	$0.30	295	751.9	$0.39
Dilutive effect of exercised Cenovus TSARs	-	0.1		-	0.1
Dilutive effect of outstanding Cenovus TSARs	-	-		-	1.8
Net earnings per share - diluted	223	752.0	$0.30	295	753.8	$0.39

For the nine months ended September 30, 2010	Previous GAAP			IFRS
(millions, except earnings per share)	Net Earnings	Shares	Earnings per Share	Net Earnings	Shares	Earnings per Share

Net earnings per share - basic	920	751.7	$1.22	1,003	751.7	$1.33
Dilutive effect of exercised Cenovus TSARs	-	0.3		-	0.3
Dilutive effect of outstanding Cenovus TSARs	-	-		-	1.3
Net earnings per share - diluted	920	752.0	$1.22	1,003	753.3	$1.33

For the year ended December 31, 2010	Previous GAAP			IFRS
(millions, except earnings per share)	Net Earnings	Shares	Earnings per Share	Net Earnings	Shares	Earnings per Share

Net earnings per share - basic	993	751.9	$1.32	1,081	751.9	$1.44
Dilutive effect of exercised Cenovus TSARs	-	0.8		-	0.8
Dilutive effect of outstanding Cenovus TSARs	-	-		-	1.3
Net earnings per share - diluted	993	752.7	$1.32	1,081	754.0	$1.43

M)   Debt to Capitalization Ratio

The transition to IFRS resulted in changes to the Company’s Debt to Capitalization ratio as follows:

	Previous GAAP		IFRS
	December 31, 2010	January 1, 2010	December 31, 2010	January 1, 2010

Long-Term Debt	3,432	3,656	3,432	3,656
Debt	3,432	3,656	3,432	3,656
Shareholders’ Equity	10,022	9,608	8,395	7,809
Total Capitalization	13,454	13,264	11,827	11,465
Debt to Capitalization ratio	26%	28%	29%	32%

Cenovus Energy Inc.	42	For the period ended September 30, 2011